FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Tenet Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 97,694,683

Date: March 31, 2022

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer wrapped up its negotiations with China's 8th largest bank during the month of March for a partnership agreement that would see bank accounts opened at the bank on behalf of the Issuer's Business Hub clients. In addition to allowing the Issuer to earn fees on the new bank accounts, the partnership with the bank will be yet another way to gradually bring the Issuer's service offerings into the mainstream of B2B activity in China. An official announcement about the partnership agreement between the Issuer and the bank is expected within days of the filing of this report.

While the partnership with the bank should help introduce the Issuer's offerings to some of the bank's clients that would otherwise not have known about the Issuer's services, the Issuer still believes the best way to quickly expand its Business Hub in China is to tailor services to specific industries. That's why the Issuer launched the Yun Fleet Platform during the period to provide shipping and transportation opportunities to China's freight trucking industry in the hopes of attracting some of China's estimated 18M to 30M owner-operator truckers to the Hub. As truckers join the Business Hub to take advantage of the shipping and transportation opportunities resulting from transactions conducted on the Hub, the services they provide will complement the Business Hub's service offering, which should make the Hub even more attractive to certain industries and in turn allow the Issuer to better target those industries.

The business development initiatives weren't the only noteworthy events to have occurred during the last month of Q1 2022. The Issuer reported a noticeable increase in activity on its Heartbeat insurance brokerage platform during the period. With its insurance offering providing some of its best profit margins, the Issuer will look to put more efforts in the future to accelerate the growth of that segment of its operations along with its offering in the promising clean tech sector through its i3060 platform.

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On the Canadian front, the exercise of adding features and doing everything else to get the platform ready for launch continued during the period, along with the recruitment of personnel and the planning of various business development and marketing initiatives. While there are a few hundred businesses and a handful of financial institutions pre-registered on the Canadian Hub, the Issuer is still in the planning stages of its pre-registration campaign.

2. Provide a general overview and discussion of the activities of management.

With the expectation of a Canadian Business Hub launch later this year, the Issuer's management began the planning stage of linking its Canadian and Chinese Business Hubs during the quarter. To that end, the CEO of the Issuer's Chinese operations travelled to Canada at the end of the period to take part in several strategic planning sessions with members of the Issuer's Canadian executive team. Linking the Canadian Hub to the Chinese Hub and to eventually have Hubs in the US, the UK and in every corner of the globe, the Issuer will look to create a global network of small business owners where members can connect, partner, and access their respective Hubs' tools and services to sell globally in partnerships with local small businesses.

The Issuer's management also continued its dialogue with the US Securities and Exchange Commission (the "SEC") on the ongoing review of the Issuer's registration statement to have the Issuer's common shares listed on the Nasdaq stock exchange. The Issuer's management was able to clarify some outstanding issues for the SEC related to its operations and was provided with a better understanding of the SEC's review process and why the process can last for a certain period of time.

Finally, the Issuer's management continued to work of the preparation of the Issuer's year-end 2021 financial results, which the Issuer's management plans to file on April 29, 2022.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

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4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

The Issuer continued to hire several new employees during the period as it prepares to launch its North American operations.

The Issuer also terminated the position of "Director of Marketing and Communications" during the period and began the search for a "Vice- president of Marketing and Communications". The new position calls for someone with a considerable amount of experience dealing with global capital markets matters as the Issuer looks to eventually list its securities on senior stock exchanges in both Europe and Asia in addition to its North American listings.

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11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Stock Options	4,498	Incentive stock options issued to key employees. Each option allows its holder to acquire common shares of the Issuer at a price of $4.10 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 07, 2022

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer
	March 2022	April 07, 2022
Tenet Fintech Group Inc.
Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@tenetfintech.com	www.tenetfintech.com

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